THE MANITOWOC COMPANY, INC.

NEWS FOR IMMEDIATE RELEASE



               THE MANITOWOC COMPANY'S BOARD OF DIRECTORS

                   APPROVES THREE-FOR-TWO STOCK SPLIT



MANITOWOC, WISCONSIN, February 17, 1999  -  The Manitowoc Company, Inc.

(NYSE:MTW) announced today that its board of directors has approved a three-for-two stock split of the company's common shares in the form of a 50 percent stock dividend.  Manitowoc will distribute the stock dividend as additional shares to shareholders of record on March 1,

1999.  The company will arrange for issuance of these shares beginning

March 31, 1999.  The broker cut-off date will be March 19, 1999.



Under the stock split, one new share of company common stock will be issued for every two shares owned on the record date.  Accordingly,

shareholders holding an odd number of shares will receive a fractional share.  Manitowoc's common stock purchase rights under its Rights

Agreement dated August 5, 1996, will also be appropriately adjusted to reflect the stock split.



The three-for-two stock split will increase the number of outstanding

Manitowoc common shares from approximately 17.3 million to approximately

26.0 million.  The company's common stock authorization previously approved by shareholders is 75 million shares.



The quarterly dividend to be paid on March 10, 1999 to shareholders of record on March 1, 1999, will be at a rate of 11-1/4 cents per share.

If the dividend were to be paid after the stock split, it would have amounted to 7-1/2 cents per share.  It is expected that any future dividends on the new shares will be proportionately adjusted to reflect the increased number of shares except for a possible minor adjustment for rounding purposes.  Manitowoc's directors are next scheduled to consider another dividend payout at the May 4, 1999 meeting of the board of directors.



"We are pleased once again to be able to offer our shareholders a stock dividend," said Terry D. Growcock, Manitowoc president and chief executive officer.  "This is our third stock dividend in less than three years and reflects our strong operating results and prospects for the future.  This action is intended to benefit our shareholders as well as improve our stock trading liquidity over time."  Manitowoc last split its stock, also on a three-for-two basis, on June 30, 1997.



The Manitowoc Company, Inc., is a leading manufacturing of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry.  It is also a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry, and specializes in ship-repair, conversion, and new construction services for the Great Lakes maritime industry.



Company Contact:

Glen E. Tellock

Vice President Finance & Treasurer

920-683-8122